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                        [SULLIVAN & CROMWELL LETTERHEAD]

                                                                  August 1, 1997

Zions Bancorporation,
One South Main, Suite 1380,
Salt Lake City, UT 84111.

GB Bancorporation,
4320 La Jolla Drive, Suite 270,
San Diego, CA 92112.

Gentlemen:

    We have acted as counsel to Zions Bancorporation, a Utah corporation ("Zions"), in connection with the merger of GB Bancorporation, a California Corporation (the "Company"), with and into Zions as contemplated by the Agreement and Plan of Merger dated as of the 3rd day of July, 1997, by and between Zions and the Company (the "Merger Agreement"), and we render this opinion to you pursuant to Section 5.1(g) of the Merger Agreement. Capitalized terms not defined herein have the meanings assigned to them in the Merger Agreement.

    For purposes of the opinion set forth below, we have examined (1) the Merger Agreement, (2) representations made to us by Zions, the Company, and certain principal shareholders of the Company (the "Principal Shareholders") and (3) such other matters as we have deemed necessary or appropriate for purposes of rendering this opinion.

    In connection with this opinion and with your consent, we have assumed and have not attempted to verify independently that:

        (1) the Merger will be effected in accordance with the terms of the Merger Agreement and all of the provisions of the Merger Agreement will be performed in accordance with their terms;

        (2) the representations made to us in letters from Zions, the Company and the Principal Shareholders are true and complete and will continue to be true and complete between the date of this opinion and the Effective Time; and

        (3) there will be no change in any of the facts or applicable law material to this opinion between the date of this opinion and the Effective Time.

    On the basis of the foregoing, we advise you that, in our opinion, for U.S. federal income tax purposes:

        1.  the Merger will constitute a reorganization within the meaning of
    Section 368(a) of the Code and Zions and the Company will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

        2. except with respect to cash received in lieu of fractional share interests, holders of Company Common Stock will not recognize gain or loss for federal income tax purposes as a result of the receipt of Zions Common Stock in the Merger;

        3. the basis of Zions Common Stock received by shareholders of the Company in the Merger (including any fractional share for which cash is received) will equal the basis of the Company Common Stock for which it is exchanged; and

        4. the holding period of Zions Common Stock received by the shareholders in the Merger (including any fractional share for which cash is received) will include the holding period of the Company Common Stock for which it is exchanged, assuming that such Company Common Stock is a capital asset in the hands of the holder thereof at the Effective Time;
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    The tax consequences described above may not apply to Company shareholders that acquired shares of Company Common Stock upon the exercise of employee stock options or otherwise as compensation, that hold their shares as part of a "straddle" or "conversion transaction" or that are securities dealers or similar financial institutions.

                                          Very truly yours,
                                          SULLIVAN & CROMWELL